Audiovox Specialized Applications,
LLC And Subsidiary
(A Limited Liability Company)

Consolidated Financial Report

11/30/2010

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP is a member firm of RSM International
-- an affiliation of separate and independent legal entities.
1

2

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members
Audiovox Specialized Applications, LLC and Subsidiary
Elkhart, Indiana

We have audited the accompanying consolidated balance sheets of Audiovox Specialized Applications, LLC and Subsidiary as of November 30, 2010 and 2009, and the related consolidated statements of income, members' equity, and cash flows for each of the three years in the period ended November 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Audiovox Specialized Applications, LLC and Subsidiary as of November 30, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Elkhart, Indiana
February 10, 2011

McGladrey & Pullen, LLP is a member firm of RSM International
-- an affiliation of separate and independent legal entities.

Audiovox Specialized Applications, LLC and Subsidiary
(A Limited Liability Company)

Notes to the Financial Statements

Consolidated Balance Sheets
November 30, 2010 and 2009

	2010	2009

ASSETS

Current Assets
Cash and cash equivalents	$1,591,429	$1,299,842
Available-for-sale securities	6,675,000	8,005,000
Trade receivables	4,185,082	4,012,261
Inventories	12,872,299	8,373,154
Prepaid expenses	238,305	157,712
Total current assets	25,562,115	21,847,969

Leashold Improvements and Equipment at depreciated cost	2,376,192	2,742,061

Intangible Assets, trademark rights	2,647,623	2,647,623
	$30,585,930	$27,237,653

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts payable	$1,024,808	$2,048,229
Accrued expenses:
Payroll and related taxes	1,310,088	696,599
Warranty	2,256,000	2,329,000
Other	142,346	126,036
Total current liabilities	4,733,242	5,199,864

Commitments and Contingencies

Members' Equity	25,852,688	22,037,789
	$30,585,930	$27,237,653

See Notes to Financial Statements

Audiovox Specialized Applications, LLC and Subsidiary
(A Limited Liability Company)

Notes to the Financial Statements

Consolidated Statements of Income
November 30, 2010, 2009 and 2008

	2010	2009	2008

Net sales	$67,678,360	$45,212,490	$60,421,895

Cost of goods sold	54,354,915	36,913,059	49,920,774

Gross profit	13,323,445	8,299,431	10,501,121

Selling, general and administrative expenses	7,725,352	5,917,110	7,417,272

Operating income	5,598,093	2,382,321	3,083,849

Nonoperating income (expense):
Investment income	57,726	74,902	92,544
Interest expense	(2,532)	—	—
	55,194	74,902	92,544
Net income	$5,653,287	$2,457,223	$3,176,393

See Notes to Financial Statements

Audiovox Specialized Applications, LLC and Subsidiary
(A Limited Liability Company)

Notes to the Financial Statements

Consolidated Statements of Members' Equity
November 30, 2010, 2009 and 2008

	2010	2009	2008

Balance, beginning	$22,037,789	$26,135,586	$26,128,658
Net income	5,653,287	2,457,223	3,176,393
Member distributions	(1,838,388)	(6,555,020)	(3,169,465)
Balance, ending	$25,852,688	$22,037,789	$26,135,586

See Notes to Financial Statements

Audiovox Specialized Applications, LLC and Subsidiary
(A Limited Liability Company)

Notes to the Financial Statements

Consolidated Statements of Cash Flows
November 30, 2010, 2009 and 2008

	2010	2009	2008

Cash Flows From Operating Activities
Net income	$5,653,287	$2,457,223	$3,176,393
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,069,005	805,605	770,546
Inventory writedowns and reserves	335,299	279,972	2,018,565
Loss on sale of equipment	10,095	41,767	18,996
Change in assets and liabilities:
Decrease (increase) in:
Trade receivables	(172,821)	(1,055,307)	2,455,021
Inventories	(4,834,444)	5,723,156	(1,037,503)
Prepaid expenses	(80,593)	19,216	(40,946)
Increase (decrease) in:
Accounts payable	(571,051)	227,654	(172,913)
Accrued expenses	556,799	(509,334)	(512,152)
Net cash provided by operating activities	1,965,576	7,989,952	6,676,007

Cash Flows From Investing Activities
Proceeds on sale of equipment	235	13,635	17,520
Purchase of leasehold improvements and equipment	(1,165,836)	(1,151,017)	(684,163)
Proceeds from sale of available-for-sale securities	9,820,000	19,925,000	10,910,225
Purchase of available-for-sale securities	(8,490,000)	(23,935,000)	(10,005,225)
Net cash provided by (used in) investing activities	164,399	(5,147,382)	238,357

Cash Flows From Financing Activities
Member distributions	(1,838,388)	(6,555,020)	(3,169,465)
Increase (decrease) in cash and cash equivalents	291,587	(3,712,450)	3,744,899

Cash and cash equivalents, beginning	1,299,842	5,012,292	1,267,393

Cash and cash equivalents, ending	$1,591,429	$1,299,842	$5,012,292

See Notes to Financial Statements

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Note 1.        Nature of Business and Significant Accounting Policies

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Nature of business:

Since 1977, Audiovox Specialized Applications, LLC (“ASA” or the “Company”) has built a reputation developing mobile electronics specifically designed and tested to withstand the rigors of niche markets in the Automotive Industry including: Recreational Vehicle; Commercial Vehicle, Heavy Duty Truck, Agricultural, Construction, Bus, Marine and Spa industries. Its proprietary line of products include: Jensen 12 Volt LCD flat panel televisions, Jensen stereos and speakers, Voyager back up Observation Systems, and Hamilton Beach microwaves. These high quality mobile electronics are designed and tested in our research and development lab located at the Company's corporate office in Elkhart, Indiana. ASA's engineering team works side by side with its customers' designers, engineers and sales team to develop customized solutions. These products are sold throughout the world primarily to Original Equipment Manufacturers, generally on 30 day terms. In addition to the headquarters in Elkhart, Indiana, ASA has two public distribution centers in Oregon and California, and a trading office in the Shenzhen province of China.

Significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary. All significant intercompany accounts have been eliminated in consolidation.

Revenue recognition:

The Company recognizes revenue from product sales at the time of passage of title and risk of loss to the customer either at F.O.B. Shipping Point or F.O.B. Destination, based upon terms established with the customer. The Company's selling price is fixed and determined at the time of shipment and collectability is reasonably assured and not contingent upon the customer's resale of the product. The customers are generally not given rights of return. In the event customers are granted rights of return, the Company estimates and records an allowance for future returns.

At November 30, 2010 and 2009, no such allowance was deemed necessary. Product sales are generally not subject to acceptance or installation by Company or customer personnel.

In previous years, the Company recognized royalty revenue at the time a related product was purchased by Audiovox Corporation ("Audiovox"), a member of ASA. Beginning in December 2009, the royalty agreement between Audiovox and ASA was terminated. Total royalty revenue recorded in accordance with the previous years' agreement was approximately $263,000 and $629,000 for the years ended November 30, 2009 and 2008 respectively, and is included in net sales.

All sales transactions are denominated in U.S. dollars.

Shipping and delivery:

The Company recognizes shipping and delivery costs in selling, general and administrative expenses in the accompanying statements of income. These costs for the years ended November 30, 2010, 2009 and 2008 were approximately $440,000, $279,000 and $464,000 respectively.

Sales incentives:

The Company offers sales incentives to its customers primarily in the form of co-operative advertising allowances and rebates. All significant sales incentives require the customer to purchase the Company's products during a specified period of time. Claims are settled either by the customer claiming a deduction against an outstanding account receivable or by the customer requesting a check. Rebates and co-op advertising allowances offered to customers require that product be purchased during a specified period of time. The amount offered is generally based upon a fixed percentage of sales revenue to the customer. Since the rebate percentage can be reasonably estimated, the Company records the related rebate at the time of sale.

Members' equity:

In accordance with the generally accepted method of presenting limited liability company financial statements, the accompanying financial statements do not include other corporate assets and liabilities of the members, including their obligation for income taxes on the net income of the limited liability company nor any provision for income tax expense.

It is the Company's intent to distribute funds to members to cover their income tax liabilities. Subsequent to November 30, 2010, the Company paid approximately $1,440,000 of member distributions.

The LLC operating agreement does not provide for separate classes of ownership. Audiovox and ASA Electronics Corporation share equally in all LLC events and the related member accounts are considered equal on a fair value basis.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers investments in various repurchase agreements with its bank, money market accounts and treasury bills with a maturity of three months or less to be cash equivalents. Cash equivalents amounted to approximately $1,197,000 and $884,000 for the years ended November 30, 2010 and 2009 respectively.

The Company maintains its cash accounts in amounts which, at times, may be in excess of insurance limits provided by the Federal Deposit Insurance Corporation.

Available-for-sale securities:

Available-for-sale securities consist of investments in marketable debt securities. Debt securities consist primarily of obligations of municipalities.

Management determines the appropriate classification of securities at the date individual investment securities are acquired and the appropriateness of such classification is reassessed at each balance sheet date. Since the Company neither buys investment securities in anticipation of short-term fluctuation in market prices nor commits to holding debt securities to their maturities, the investments in debt securities have been classified as available-for-sale in accordance with accounting standards. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, if any, are reported as a separate component of members' equity.

The amount classified as current assets on the accompanying balance sheets represents the amount of marketable debt securities expected to be sold during the next year.

A decline in the market value of any available-for-sale security below cost that is deemed other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. The Company considers numerous factors, on a case by case basis, in evaluating whether the decline in market value of an available-for-sale security below cost is other-than-temporary. Such factors include, but are not limited to, (i) the length of time and the extent to which the market value has been less than cost, (ii) the financial condition and the near-term prospects of the issuer or the investment and, (iii) whether the Company's intent to retain the investment for the period of time is sufficient to allow for any anticipated recovery in market value. During the year ended November 30, 2010, the Company did not hold any investments that had such a decline in value.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Trade receivables in the accompanying balance sheets at November 30, 2010 and 2009 are stated net of an allowance for doubtful accounts of approximately $23,000 and $50,000 respectively. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Generally, a trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days.

Inventories:

The Company values its inventory at the lower of the actual cost to purchase (primarily on a weighted moving average basis) and/or the current estimated market value of the inventory less expected costs to sell the inventory. The Company regularly reviews inventory quantities on-hand and records a provision for excess and obsolete inventory based primarily from selling prices, indications from customers based upon current price negotiations and purchase orders. The Company's industry is characterized by rapid technological change and frequent new product introductions that could result in an increase in the amount of obsolete inventory quantities on-hand.

During the years ended November 30, 2010, 2009, and 2008, the Company recorded write downs of inventory of approximately $419,000, $280,000, and $2,018,000 respectively related to lower of cost or market adjustments. These charges to income are included in cost of goods sold in the accompanying consolidated statements of income.

Depreciation:

Depreciation of leasehold improvements is computed over the lesser of the underlying lease term or the estimated useful lives and equipment is computed principally by the straight-line method over the following estimated useful lives:

Years
Leasehold improvements	5-9
Machinery and equipment	5-10
Tooling and molding	3
Transportation equipment	5
Office furniture and fixtures	10
Computer equipment	3-5
Booth displays	7

Warranties:

The Company provides a limited warranty primarily for a period of up to two years for its products. The Company's standard warranties require the Company, the original equipment manufacturer or its dealers to repair or replace defective products during such warranty periods at no cost to the consumer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. The related expense is included in cost of goods sold in the accompanying consolidated statements of income. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, the historical lag time between product sales and product claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and analytical tools to assist in determining the appropriate loss reserve levels.

Changes in the Company's warranty liability during the years ended November 30, 2010, 2009, and 2008 are as follows:

	2010	2009	2008

Balance, beginning	$2,329,000	$2,647,000	$2,457,000
Accruals for products sold	1,347,389	854,016	2,032,340
Payments made	(1,420,389)	(1,172,016)	(1,842,340)
Balance, ending	$2,256,000	$2,329,000	$2,647,000

Income taxes:

As a limited liability Company, the Company's taxable income is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance during the year ended November 30, 2010. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Advertising costs:

The Company expenses the cost of advertising (including trade shows), as incurred. Advertising costs in the accompanying consolidated statements of income were approximately $379,000, $266,000, and $459,000, for the years ended November 30, 2010, 2009, and 2008 respectively.

Long-lived assets and other intangible assets:

The Company acquired certain trademark rights from Audiovox in August 2003. In connection with the acquisition, Audiovox sublicensed its rights in relation to the trademark to the Company and cannot terminate these rights under the terms of the acquisition agreement. The Company has accounted for trademark rights as an indefinite lived intangible asset. Accounting standards require that intangible assets with indefinite useful lives be tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value below its carrying amount. The Company has performed its annual impairment test for the years ended November 30, 2010, 2009, and 2008 and no impairment was identified.

In accordance with accounting standards, the Company reviews its long-lived assets periodically to determine potential impairment. If indicators are present, the Company compares the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less that the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. There was no impairment of long-lived assets for the years ended November 30, 2010, 2009 and 2008.

Note 2.        Fair Value Measurements

Fair value measurements:

Accounting standards specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company's own assumptions of market participant valuation (unobservable inputs). In accordance with the accounting standards, these two types of inputs have created the following fair value hierarchy:

Level 1    Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2    Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

Level 3    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The standard requires the use of observable market data if such data is available without undue cost and effort. For the year ended November 30, 2010, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Investments in available-for-sale securities:

The fair values of the investments in available-for-sale securities are estimated based upon quoted prices for similar assets and liabilities in active markets (Level 2).

Fair value of financial instruments:

The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, accounts receivable, accounts payable:

The carrying amounts approximate fair value due to the short maturity of those instruments.

Note 3.        Available-For-Sale Securities

The following is a summary of the Company's investment securities as of November 30, 2010 and 2009:

2010
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government bonds	$6,675,000	—	—	$6,675,000

11/30/2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government bonds	$8,005,000	—	—	$8,005,000

The cost and fair value of debt securities by contractual maturities as of November 30, 2010 are as follows:

		Fair
	Cost	Value

Due after three years	$6,675,000	$6,675,000

The government bonds contain a put feature which allows the Company to sell the bonds to a brokerage house at par value on seven day terms and a floating interest rate which is reset on a periodic basis.

Expected maturities may differ from contractual maturities because the issuers of certain debt securities have the right to prepay their obligations without penalty.

A summary of proceeds from the sale of available-for-sale securities and investment earnings for the years ended November 30, 2010, 2009, and 2008 is as follows:

	2010	2009	2008

Proceeds from the sale of available-for-sale securities	$9,820,000	$19,925,000	$10,910,225

Interest earned	57,726	74,902	92,544

Note 4.        Leasehold Improvements and Equipment

The cost of leasehold improvements and equipment and the related accumulated depreciation at November 30, 2010 and 2009 are as follows:

	2010	2009

Leasehold improvements	$1,085,808	$1,113,578
Machinery and equipment	1,074,214	1,118,788
Tooling and molding	2,240,541	2,168,476
Transportation equipment	547,145	523,657
Office furniture and fixtures	406,128	374,778
Computer equipment	1,071,917	1,164,256
Booth displays	189,692	202,220
Construction in progress	374,873	83,406
	6,990,318	6,749,159
Less accumulated depreciation	4,614,126	4,007,098
	$2,376,192	$2,742,061

Note. 5        Pledged Assets and Notes Payable

The terms of a loan agreement with a bank permit the Company to borrow a maximum of $10,000,000. At November 30, 2010, no amount was outstanding under this agreement. Borrowings under the agreement bear interest at prime minus .50% or LIBOR plus 2.00%, at the Company's option, are collateralized by accounts receivable and inventories, and are subject to a tangible net worth covenant. The agreement expires July 7, 2011.

Note. 6        Major Vendors

For the years ended November 30, 2010, 2009, and 2008, the Company purchased approximately 82%, 82%, and 68% respectively of its products for resale from their top five vendors. The top five vendors varied during the years presented.

Note 7.        Transactions with Related Parties and Lease Commitments

The Company is affiliated with various entities through common ownership by Audiovox. Transactions with Audiovox and affiliates and subsidiaries for the years ended November 30, 2010, 2009, and 2008 are approximately as follows:

	2010	2009	2008

Net product sales	$18,000	$33,000	$84,000
Royalty revenue	—	263,000	629,000
Purchases	532,000	484,000	481,000

At November 30, 2010 and 2009, amounts included in trade receivables and accounts payable resulting from the above transactions are approximately as follows:

	2010	2009

Trade receivables	$3,000	$197,000
Accounts payable	16,000	130,000

At November 30, 2010, the Company leases warehouse, manufacturing, and office facilities from Irions Investments, LLC, an entity related through common ownership, for approximately $43,000 per month, plus the payment of property taxes, normal maintenance, and insurance on the property under an agreement which expires August 2016, with two five-year options to extend, at the Company's discretion. The Company also leases warehouse space for $3,000 per month. This arrangement is temporary in nature and the term of the lease agreement is defined as month to month.

The Company leases certain equipment from unrelated parties under agreements that require monthly payments totaling approximately $750 and expire through September 2011.

The total rental expense included in the statements of income for the years ended November 30, 2010, 2009, and 2008 is approximately $587,000, $592,000 and $623,000, respectively, of which approximately $510,000, $508,000, and $504,000 respectively was paid to Irions Investments, LLC.

The total approximate minimum rental commitment at November 30, 2009 under the leases is due as follows:

	Related Party	Other	Total

During the year ending November 30,
2011	$517,000	$4,000	$521,000
2012	$528,000	—	528,000
2013	$538,000	—	538,000
2014	$549,000	—	549,000
2015	$560,000	—	560,000
Thereafter	389,000	—	389,000
	$3,081,000	$4,000	$3,085,000

Note 8.        Employee Benefit Plans

The Company has profit-sharing and 401(k) plans for the benefit of all eligible employees. The Company's contributions are discretionary and are limited to amounts deductible for federal income tax purposes. Discretionary contributions were approximately $226,000, $194,000, and $275,000 for the years ended November 30, 2010, 2009, and 2008 respectively.

The Company also maintains a discretionary employee bonus plan for the benefit of its key executive, operating officers, managers and select salespersons. The total bonus expense included in the statements of income for the years ended November 30, 2010, 2009, and 2008 is approximately $1,451,000, $497,000, and $1,040,000 respectively.

The Company has a health plan for its employees, which is self-insured for medical and pharmaceutical claims up to $35,000 per participant and approximately $277,000 annually in aggregate. In addition, an additional laser liability equal to $20,000 was imposed upon the Company's plan. The excess loss portion of the employees' coverage has been reinsured with a commercial carrier. The total health plan expense included in the consolidated statements of income for the years ended November 30, 2010, 2009, and 2008 is approximately $585,000, $342,000, and $458,000 respectively.

Note 9.        Litigation

At times, the Company has pending legal proceedings. These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 10.        Major Customer

Net sales to customers comprising 10% of more of total net sales for the years ended November 30, 2010, 2009, and 2008 and the related trade receivables balance at those dates are approximately as follows:

	Net Sales			Trade Receiovable Balance
	2010	2009	2008	2010	2009	2008
Customer A	$17,002,000	$11,661,000	$10,169,000	$339,000	$751,000	$387,000
Customer B	8,972,000	*	*	333,000	*	*
	$25,974,000	$11,661,000	$10,169,000	$672,000	$751,000	$387,000

* Customer comprised less than 10% of total net sales

Note 11.    Subsequent events:

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 10, 2011, the date the financial statements were available to be issued.

Note 12.    Cash Flows Information

Supplemental information relative to the statements of cash flows for the years ended November 30, 2010, 2009, and 2008 are as follows:

	2010	2009	2008

Supplemental disclosures of cash flows information:
Cash payments for interest	$2,532	$—	$—
Supplemental schedule of noncash investing and financing activities:
Purchase of equipment financed through increase in accounts payable	$—	452,370	—